bebe Stores, Inc.
400 Valley Drive . Brisbane, CA . 94005
Telephone: 415.715.3900 www.bebe.com Larry Smith
Vice President, General Counsel
Direct Dial: 415.657.4437
Direct Fax: 415.657.4424
lsmith@bebe.com

December 8, 2009

John Reynolds, Assistant Director

Office of Beverages, Apparel and Health Care Services

United States Securities and Exchange Commission

450 Fifth Street, N.W., Mail stop 3561

Washington, D.C.  20549-3561

Re:	bebe stores, inc.
Form 10-K for fiscal year ended July 4, 2009
Filed September 17, 2009
File No. 000-24395

Dear Mr. Reynolds:

bebe stores, inc. (the “Company”) hereby files this letter to address the comment received from the Staff of the Securities and Exchange Commission on November 19, 2009.  For ease of review, we have set forth the numbered comment of your letter and our response thereto.

Grants of Plan Based Awards, page 19

1.  We note your response to comment two of our letter dated November 6, 2009.  The actual bonus amount paid is not the same as the potential threshold, target, and maximum amounts under a non-equity incentive plan.  Columns (c) through (e) of the Grants of Plan Based Awards table should be completed to reflect the potential threshold, target, and maximum amounts under a non-equity incentive plan granted in that year, regardless of the amount actually paid.  Please confirm that in future filings you will provide the information required by Item 402(d)(2)(iii) of Regulation S-K.

Response:  In response to the Staff’’s comment, the Company confirms that in future filings it will provide the information required by Item 402(d)(2)(iii) of Regulation S-K as requested.

Please let me know if you have any further questions or concerns about this matter.  I can be reached at (415) 657-4437.

Very truly yours,

/s/ Larry Smith

Larry Smith

Vice President, General Counsel

bebe stores, inc.

cc: Tad Freese, Latham & Watkins LLP